UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

(Amendment No. 3)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Royal County Minerals Corp.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

International Curator Resources Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Bob Hemmerling
1708 Dolphin Avenue, Suite 810
Kelowna, BC V1Y 9S4
(888) 882-8177
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 9, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

1. Notice of Extension and Variation of the Offer to Purchase, dated June 16, 2003.

(b) N/A

Item 2. Informational Legends

See "Notice to Shareholders in the United States" in the Notice of Extension and Variation of the Offer to Purchase.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(a) The press release of International Curator Resources Ltd. announcing the extension and variation of the takeover bid offer, dated June 16, 2003.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X was filed concurrently with the Commission with the initial Form CB on April 9, 2003.

(2) N/A

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Richard J. Bailes, President and Director
(Name and Title)

June 17, 2003
(Date)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISOR.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

June 16, 2003

INTERNATIONAL CURATOR RESOURCES LTD.

NOTICE OF EXTENSION AND VARIATION OF THE OFFER TO PURCHASE

all of the outstanding common shares of

ROYAL COUNTY MINERALS CORP.

on the basis of 4 common shares of International Curator Resources Ltd. for each common share of Royal County Minerals Corp.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (VANCOUVER TIME) ON AUGUST 1, 2003, UNLESS FURTHER EXTENDED OR WITHDRAWN.

International Curator Resources Ltd. (the "Purchaser" or "Curator") hereby gives notice that it is extending and amending its offer and offering circular dated April 2, 2003 to purchase all of the outstanding common shares (the "RMI Shares") of Royal County Minerals Corp. ("RMI"), as extended pursuant to notices of extension dated May 14, 2003 and May 26, 2003 (the "Original Offer"), in order to (i) extend the Original Offer from 5:00 p.m. (Vancouver time) on June 16, 2003 to 5:00 p.m. (Vancouver time) on August 1, 2003, unless further extended or withdrawn (the "Expiry Time"); (ii) reduce the minimum deposit condition of the Original Offer to 75% from 90%; (iii) provide for the ability of the Purchaser to effect a subsequent acquisition transaction; and (iv) provide for the ability of the Purchaser to make market purchases of up to 5% of the RMI Shares. The Original Offer, as amended in the manner described in this Notice of Extension and Variation, is hereby referred to as the "Offer".

Holders of RMI Shares who have not already deposited their RMI Shares under the Original Offer and who wish to accept the Offer must properly complete and execute the Letter of Transmittal accompanying the Original Offer or a manually signed facsimile thereof and deposit it together with their share certificate(s) at one of the offices of CIBC Mellon Trust Company (the "Depositary") specified in the Letter of Transmittal. Alternatively, a holder of RMI Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 2 of the Original Offer, "Manner and Time of Acceptance", using the Notice of Guaranteed Delivery that accompanied the Original Offer.

Questions and requests for assistance may be directed to the Depositary. Additional copies of this document, the Original Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at the offices shown in the Letter of Transmittal. If your RMI Shares are registered in the name of a nominee, you should contact your broker, investment dealer, bank, trust company or other nominee for assistance.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER ANY UNITED STATES FEDERAL OR STATE SECURITIES LAW, AND THE SECURITIES ARE BEING OFFERED AND SOLD IN THE UNITED STATES PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE "SECURITIES ACT"). ACCORDINGLY, ANY SECURITIES ACQUIRED IN THE UNITED STATES WILL BE CONSIDERED "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 UNDER THE SECURITIES ACT.

THIS OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, OR OTHER REGULATORY AUTHORITY, NOR HAS ANY OF THE FOREGOING AUTHORITIES OR ANY CANADIAN SECURITIES COMMISSION PASSED UPON OR ENDORSED THE MERITS OF THIS OFFER OR THE ACCURACY OR ADEQUACY OF THE DISCLOSURE IN THIS OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS OFFER DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. THIS OFFER IS NOT, AND UNDER NO CIRCUMSTANCES IS IT TO BE CONSTRUED AS A PROSPECTUS OR ADVERTISEMENT OR PUBLIC OFFERING IN THE UNITED STATES OF THE SECURITIES.

NOTICE TO RESIDENTS OF THE STATE OF NEW HAMPSHIRE: NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA-421B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

The Offer is made for securities of a Canadian issuer. The Offer is subject to disclosure requirements in Canada that are different from those in the United States. The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and, thus, may not be comparable to financial statements of United States companies.

Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States, and in Canada, the home country of the Purchaser. Such consequences for shareholders who are resident in, or citizens of, the United States are not described herein. Such shareholders are urged to consult their own tax advisors. See the Offering Circular under the heading "Canadian Federal Income Tax Considerations".

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Purchaser is incorporated under the laws of British Columbia, Canada, that all of its officers and directors are residents of Canada, that the experts named in the Offer and Offering Circular are residents of Canada, and that all or a substantial portion of the assets of the Purchaser and said persons are located outside the United States. Shareholders may not be able to sue the Purchaser or its officers, directors or experts in Canadian courts for violations of the U.S. securities laws. It may be difficult to compel such persons and their affiliates to subject themselves to a U.S. court's judgment.

Shareholders should be aware that, during the period of the Offer, the Purchaser or its affiliates, directly or indirectly, may bid for or make purchases of RMI Shares that are subject to the Offer, or of related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

5

FORWARD LOOKING STATEMENTS

This document contains or may contain certain forward-looking statements relating to Curator and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this document, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "budget", "may", "schedule" and similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Curator, are inherently subject to significant uncertainties and contingencies. Curator does not intend, and does not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of RMI Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of RMI Shares in any such jurisdiction.

TO: THE HOLDERS OF COMMON SHARES OF RMI

This Notice of Extension and Variation amends and supplements the Offer and Offering Circular dated April 2, 2003 (and the accompanying documents), as extended pursuant to notices of extension dated May 14, 2003 and May 26, 2003 (the "Original Offer") of the Purchaser pursuant to which the Purchaser is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding RMI Shares. Unless the context otherwise requires, terms denoted by initial capital letters and not defined herein have the meanings set forth in the Original Offer.

Except as otherwise set forth in this Notice of Extension and Variation, the terms and conditions previously set forth in the Original Offer continue to be applicable in all respects. This Notice of Extension and Variation should be carefully read in conjunction with the Original Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the "Offer" in the Original Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension and Variation mean the Original Offer, as hereby amended.

1. Extension of the Offer

The Purchaser has amended the Original Offer by extending the time during which the Offer is open for acceptance from 5:00 p.m. (Vancouver time) on June 16, 2003 to 5:00 p.m. (Vancouver time) on August 1, 2003 unless the Offer is further extended or withdrawn. Accordingly, the definition of "Expiry Date" in the Original Offer is amended to read as follows:

> "Expiry Date" means August 1, 2003, or such later date or dates as may be fixed by the Purchaser from time to time pursuant to Section 3 of the Original Offer, "Extension and Variation of the Offer".

The extended Offer is open for acceptance until the Expiry Time on the Expiry Date, unless further extended or withdrawn. RMI Shares may be deposited pursuant to the extended Offer in accordance with the provisions of Section 2 of the Original Offer, "Manner and Time of Acceptance".

2. Reduction of Minimum Deposit Condition

The Purchaser has further amended the Original Offer by reducing the minimum deposit condition to 75% from 90%, such that at least 75% of the RMI Shares must be validly deposited and not withdrawn under the Offer. Accordingly, the Original Offer is amended as follows:

(i) by amending the condition set forth in subsection 6(a) of Section 6 of the Original Offer entitled "Conditions of the Offer", so that it shall read as follows:

"at least 75% of the RMI Shares that are issued and outstanding shall be validly deposited and not withdrawn under the Offer determined as at the Expiry Date;";

(ii) by amending the last sentence of the first paragraph on the first page of the Original Offer so that it shall read as follows:

"The Offer is conditional upon, among other things, a minimum of 75% of the outstanding common shares of RMI being deposited under the Offer and upon certain other conditions set forth in Section 6 of the Offer, "Conditions of the Offer".";

(iii) by amending the second sentence of the section entitled "Conditions of the Offer" in the Summary of the Original Offer so that it shall read as follows:

"The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at least 75% of the issued and outstanding RMI Shares, other than RMI Shares already held at the date of the Offer by, or by a nominee for, the Purchaser or its affiliates."; and

(iv) by amending the third paragraph of the section entitled "Arrangements between the Purchaser and Certain Shareholders of RMI" in the Original Offer so that it shall read as follows:

"The obligation of the Purchaser to take up Randhawa's RMI Shares pursuant to the Lock-Up Agreement and to take up and pay for the RMI Shares under the Offer are subject to the satisfaction of the Purchaser of certain conditions set forth in the Lock-Up Agreement including, without limitation, confirmation of certain terms customary to a transaction of this nature."

3. Subsequent Acquisition Transactions

The Purchaser has further amended the Original Offer to provide for the ability of the Purchaser to effect a subsequent acquisition transaction. Accordingly, the Original Offer is amended as follows:

(i) by amending Section 9 of the Original Offer entitled "Right of Acquisition" so that it shall read as follows:

"ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER

If within four months of the date of mailing of this document, the Offer is accepted by the holders of not less than 90% of the RMI Shares, the Purchaser intends to acquire, pursuant to the provisions of Section 255 of the *Company Act* (British Columbia), the RMI Shares held by any shareholders who have not accepted the Offer, on the basis of 4 Curator Shares for every 1 RMI Share. Reference is made to the section of the Offering Circular entitled "Statutory Acquisition of Shares and Appraisal Rights".

If the Purchaser acquires under the Offer less than 90% of the RMI Shares, and such statutory right of acquisition in respect of the RMI Shares is not available, then the Purchaser currently intends to initiate such corporate actions or proceedings as may be legally available in order to acquire, directly or indirectly, all of the RMI Shares not already held by or on behalf of the Purchaser, its affiliates and its associates with or without the consent of the holders thereof, or to terminate the holders' interests therein. Reference is made to the section of the Offering Circular entitled "Subsequent Acquisition Transactions".";

(ii) by amending the Original Offer to add the following as a new section, to follow the section entitled "Statutory Acquisition and Appraisal Rights":

7

"SUBSEQUENT ACQUISITION TRANSACTIONS

If the Purchaser acquires less than 90% of the RMI Shares under the Offer, and the foregoing statutory right of acquisition is not available for any reason or if the Purchaser elects not to proceed under such provisions, the Purchaser intends to consider acquiring, directly or indirectly, all of the RMI Shares in accordance with applicable law by way of a Subsequent Acquisition Transaction (although the Purchaser expressly reserves the right to not so proceed). In order to effect a Subsequent Acquisition Transaction, the Purchaser may seek to cause a special meeting of the RMI shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization, consolidation or other transaction involving the Purchaser and/or an affiliate of the Purchaser and RMI and/or the RMI shareholders for the purpose of RMI becoming, directly or indirectly, a wholly-owned subsidiary of the Purchaser or an affiliate (a "Subsequent Acquisition Transaction"). Depending upon the nature and terms of the Subsequent Acquisition Transaction, the approval of at least 66 2/3% of the votes cast by holders of all outstanding RMI Shares and the approval of a majority of the votes cast by "minority" holders of such RMI Shares will be required at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. The Purchaser would cause the RMI Shares acquired by it under the Offer to be voted in favour of such a transaction. The timing and details of any such Subsequent Acquisition Transaction would necessarily depend upon a variety of factors, including the number of RMI Shares acquired pursuant to the Offer.

A Subsequent Acquisition Transaction may constitute a "going private transaction" within the meaning of Rule 61-501 of the Ontario Securities Commission ("OSC Rule 61-501"), Policy Q-27 of the Commission des valeurs mobilieres du Quebec ("CVMQ Policy Q-27") and the regulations to securities legislation in certain provinces of Canada (collectively, the "Regulations"). Under the Regulations, any Subsequent Acquisition Transaction would constitute a "going private transaction" if such transaction results in the interest of a RMI shareholder in the RMI Shares being terminated without the consent of such shareholder and without the substitution therefor of an interest of equivalent value in a participating security of RMI, a successor to the business of RMI or a person who controls RMI or a person who controls a successor to the business of RMI.

OSC Rule 61-501, CVMQ Policy Q-27 and the Regulations provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the affected securities (and certain non-cash consideration being offered therefor) and provide to security holders a summary of such valuation. If the Purchaser decides to effect a going private transaction, the Purchaser intends to rely on available exemptions or to seek waivers to be exempted from the requirement to prepare a valuation in connection with such transaction.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the *Company Act* (British Columbia) may require the approval of at least 66 2/3% of the votes cast by holders of the outstanding RMI Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. OSC Rule 61-501 and CVMQ Policy Q-27 also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by "minority" shareholders be obtained. In relation to the Offer and any subsequent going private transaction, the "minority" shareholders will be, subject to any available exemption or discretionary relief granted by the applicable securities authorities, all RMI shareholders, other than the Purchaser, its directors and senior officers, any associate or affiliate of the Purchaser as well as the directors and senior officers thereof and any person or company acting jointly or in concert with the Purchaser. Accordingly, all such RMI Shares would be excluded from the "minority" shareholders vote, subject to any available exemption or discretionary relief. However, in accordance with OSC Rule 61-501 and CVMQ Policy Q-27, but subject to certain terms and conditions regarding the timing of a Subsequent Acquisition Transaction and certain other requirements, the Purchaser generally may treat RMI Shares acquired pursuant to the Offer as "minority" RMI Shares and vote them, or consider them voted, in favour of such going private transaction if, among other things, the consideration per security in the going private transaction is at least equal in value to the consideration paid under the Offer and is in the same form as the consideration paid under the Offer. The Purchaser currently intends that the consideration offered under any going private transaction proposed by it within 120 days from the Expiry Date would be the same as the consideration offered under the Offer. Subject to compliance with OSC Rule 61-501 and CVMQ Policy Q-27 with respect to effecting such transaction within 120 days of the expiry of the Offer and certain other provisions, the effect of which is to ensure equal treatment, the Purchaser also intends to treat RMI Shares deposited under the Offer as "minority" RMI Shares voted in favour of any "going private transactions".

Under OSC Rule 61-501 and CVMQ Policy Q-27, if, following the Offer, the Purchaser and its affiliates are the registered holders of 90% or more of the RMI Shares at the time the subsequent going private transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory dissent and appraisal remedy is available, or a substantially equivalent enforceable right is made available, to the minority RMI shareholders.

In the event a going private transaction or another Subsequent Acquisition Transaction were to be consummated, holders of RMI Shares, under Section 207 of the *Company Act* (British Columbia), may have the right to dissent and demand payment of the fair value of such RMI Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to such dissenting holders for their RMI Shares. The fair value of RMI Shares so determined could be more or less than the amount paid per RMI Share pursuant to the Subsequent Acquisition Transaction or the Offer. Any such judicial determination of the fair value of the RMI Shares could be based upon considerations other than, or in addition to, the market price of the RMI Shares.

Judicial Developments

Prior to the adoption of OSC Rule 61-501 and CVMQ Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions within the meaning of OSC Rule 61-501 and CVMQ Policy Q-27. The Purchaser has been advised that more recent legislative enactments, notices and judicial decisions indicate a willingness to permit going private transactions to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to minority shareholders. Statutory rights of dissent and appraisal or an oppression remedy are generally only available to registered shareholders. RMI shareholders whose RMI Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee may be required to register such shares in their own name in order to be entitled to such statutory protections.

RMI shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a going private transaction.";

(iii) by amending the section entitled "Acquisition of RMI Shares Not Deposited" in the Summary of the Original Offer so that it shall read as follows:

"If the Purchaser takes up and pays for the RMI Shares validly deposited under the Offer and acquires not less than 90% of the issued and outstanding RMI Shares, it currently intends to exercise its statutory right to acquire all the RMI Shares not deposited under the Offer. See the Offering Circular under the heading "Statutory Acquisition and Appraisal Rights".

If the Purchaser acquires less than 90% of the issued and outstanding RMI Shares under the Offer, the Purchaser currently intends (although the Purchaser expressly reserves the right to not so proceed) to initiate such corporate actions or proceedings (defined herein as "Subsequent Acquisition Transaction") as may be legally available in order to acquire, directly or indirectly, all of the RMI Shares not then held by the Purchaser, its affiliates and its associates with or without the consent of the holders thereof, or to terminate the holders' interests therein. The Purchaser will cause the securities acquired under the Offer to be voted in favour of such a transaction and, to the extent permitted under applicable corporate and securities laws, to be counted as part of any minority or independent shareholder approval that may be required in connection with any such transaction. See the Offering Circular under the heading "Subsequent Acquisition Transactions".

The Purchaser reserves the right, following the Expiry Date, to purchase additional RMI Shares in the open market or otherwise to the extent permitted by applicable laws.";

(iv) by amending the fourth sentence of (A) the section entitled "Purpose of Offer and Plans for RMI" in the Summary of the Original Offer and (B) the section entitled "Purpose of Offer and Plans for RMI" in the Original Offer, so that it shall read as follows:

"Subsequent to the successful completion of the Offer and, if necessary, exercise of the Purchaser's statutory rights of acquisition or completion of a Subsequent Acquisition Transaction, the Purchaser intends to thereafter oversee the integration of the operations of RMI into the operations of the Purchaser.";

(v) by amending the Definitions of the Original Offer to add the following definition:

""Subsequent Acquisition Transaction" has the meaning ascribed thereto under the heading "Subsequent Acquisition Transactions" in the Offering Circular;";

(vi) by amending the second sentence of the second paragraph of the section entitled "Volume of Trading in the Shares of RMI" in the Original Offer, so that it shall read as follows:

"The Purchaser intends to make an application to the TSXV to delist the RMI Shares from such exchange as soon as practicable after completion of the Offer and any statutory acquisition or Subsequent Acquisition Transaction.";

(vii) by amending the first sentence of the first paragraph of the section entitled "Canadian Federal Income Tax Considerations" in the Original Offer so it shall read as follows:

"In the opinion of Cassels Brock & Blackwell LLP, counsel to Curator, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to holders of RMI Shares who dispose of their RMI Shares pursuant to the Offer or pursuant to certain transactions described in the Offering Circular under the headings "Statutory Acquisition and Appraisal Rights" and "Subsequent Acquisition Transactions".;

(viii) by amending the section entitled "Compulsory Acquisition" under the heading "Canadian Federal Income Tax Considerations – Residents of Canada" in the Original Offer so that it shall read as follows:

"Compulsory Acquisition

As described in this Offering Circular under the heading "Statutory Acquisition and Appraisal Rights", Curator may, in certain circumstances, acquire RMI Shares pursuant to section 255 of the *Company Act* (British Columbia) in exchange for Curator Shares. The tax consequences to a holder disposing of RMI Shares in exchange for Curator Shares in such circumstances generally will be as described above. The tax treatment of a holder who exercises appraisal rights will depend upon the exact manner in which the appraisal rights are satisfied and may be substantially the same as, or materially different from, that described above. Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of exercising appraisal rights.";

(ix) by amending the Original Offer to add the following as a new section, to follow the section entitled "Compulsory Acquisition" under the heading "Canadian Federal Income Tax Considerations – Residents of Canada":

"Subsequent Acquisition Transactions

As described in this Offering Circular under the heading "Subsequent Acquisition Transactions", Curator may effect a Subsequent Acquisition Transaction by means of an amalgamation involving RMI pursuant to which holders who do not tender their RMI Shares under the Offer will have their RMI Shares exchanged for Curator Shares. Such an exchange could be on a tax-deferred basis. A holder who dissents with respect to such an amalgamation may be entitled to receive the fair value of his or her RMI Shares as determined by a court. Under the current published administrative practice of the Canada Customs and Revenue Agency, such payments (other than interest awarded by a court) would be treated as proceeds of disposition giving rise to a capital gain or capital loss. The calculation and tax treatment of any such capital gain or capital loss would be the same as described above. As an alternative to an amalgamation, Curator may propose a statutory arrangement, capital reorganization, consolidation or other transaction, the tax consequences of which may differ from those arising on the exchange of RMI Shares under the Offer or an amalgamation involving RMI. No opinion is expressed herein as to the tax consequences of any such transaction to a holder of RMI Shares. Holders whose RMI Shares may be acquired as a result of a Subsequent Acquisition Transaction should consult their own tax advisors."; and

(x) by amending the first sentence of the second paragraph of the section entitled "Non-Residents of Canada" under the heading "Canadian Federal Income Tax Considerations" in the Original Offer so it shall read as follows:

"The tax treatment of a Non-Resident Holder who exchanges RMI Shares for Curator Shares pursuant to the Offer or pursuant to a compulsory acquisition described in this Offering Circular under the headings "Statutory Acquisition and Appraisal Rights" or "Subsequent Acquisition Transactions", generally will be the same as discussed above for holders who are residents of Canada."

4. Market Purchases of RMI Shares

The Purchaser has further amended the Original Offer to provide for the ability of the Purchaser to make market purchases of up to 5% of the RMI Shares outstanding on April 2, 2003. Accordingly, the section entitled "Market Purchases of RMI Shares" in the Original Offer is amended to read as follows:

"The Purchaser and its affiliates do not have any current intention of acquiring any RMI Shares while the Offer is outstanding other than pursuant to the Offer. However, subject to applicable laws, the Purchaser reserves the right to, and may acquire, or cause an affiliate to acquire, beneficial ownership of RMI Shares by making purchases through the facilities of the TSXV, at any time prior to the Expiry Time. If the Purchaser should acquire RMI Shares in such manner during such period, the RMI Shares so purchased shall be counted in any determination as to whether the conditions to the Offer have been fulfilled. In no event will the Purchaser make any such purchases of RMI Shares through the facilities of the TSXV until the third clear business day following June 16, 2003. The aggregate number of RMI Shares acquired in this manner will not exceed 5% of the outstanding RMI Shares on April 2, 2003, and the Purchaser will issue and file a press release forthwith after the close of business of the TSXV on each day on which RMI Shares have been so purchased."

5. Conditions of the Offer

The Offer continues to be conditional upon the conditions set forth in Section 6 of the Original Offer, "Conditions of the Offer", as amended by Section 2 of this Notice of Extension and Variation.

6. Payment for RMI Shares

The Purchaser will be obligated to take-up and pay for the RMI Shares validly deposited and not withdrawn under the extended Offer no later than as required by applicable securities laws as described in Section 4 of the Original Offer, "Payment for RMI Shares".

7. Withdrawal of RMI Shares

All deposits of RMI Shares pursuant to the extended Offer are irrevocable, except as provided in Section 5 of the Original Offer, "Rights of Withdrawal".

8. Amendment to the Offer, Offering Circular, Letter of Transmittal and Notice of Guaranteed Delivery

The Offer, Offering Circular, Letter of Transmittal and Notice of Guaranteed Delivery are hereby amended to give effect to the amendments contemplated by this Notice of Extension and Variation.

OFFEREES' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of RMI with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

DIRECTORS' APPROVAL

The contents of the Offer, the Offering Circular and this Notice of Extension and Variation have been approved and the sending, communication and delivery thereof to the holders of RMI Shares has been authorized by the board of directors of the Purchaser.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

June 16, 2003

(Signed) Richard J. Bailes
President and
Chief Executive Officer

(Signed) Wanda Lee
Controller/Treasurer

On behalf of the board of directors

(Signed) Lukas H. Lundin
Director

(Signed) Michael D. McInnis
Director

INTERNATIONAL CURATOR RESOURCES LTD.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.intlcurator.com

NOTICE OF ROYAL COUNTY TAKEOVER OFFER EXTENSION AND VARIATION

June 16, 2003 (IC – TSX) ... **International Curator Resources Ltd.** reports that it is extending and amending its offer to purchase all of the outstanding common shares of Royal County Minerals Corp. ("RMI") in order to (i) extend the period of time for deposit of RMI shares to 5:00 p.m. (Vancouver time) on August 1, 2003 unless withdrawn or extended; (ii) reduce the minimum deposit condition from 90% to 75%; (iii) provide for the ability of International Curator to effect a subsequent acquisition transaction; and (iv) provide for the ability of International Curator to make market purchases of up to 5% of the outstanding RMI shares.

The Notice of Extension and Variation has been mailed to RMI shareholders.

RMI shareholders will have previously received a takeover bid circular and letter of transmittal from International Curator. They are invited to deposit their shares with a completed and signed letter of transmittal to the Depositary at either of the following offices:

Toronto
CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, ON
M5L 1G9
Ph. (416) 643-5500

Vancouver
CIBC Mellon Trust Company
1066 West Hastings Street
16th Floor
Vancouver, B.C.
V6E 3X1
Ph. (604) 688-4330

International Curator is a Vancouver-based gold exploration company focused on assembling a portfolio of Canadian gold projects with the objective of building one of Canada's leading gold exploration companies. The common shares of International Curator are listed on the Toronto Stock Exchange under the symbol "IC". For additional information, please contact Sophia Shane at (604) 689-7842.

RMI is a Canadian-based company involved in mineral exploration with a focus on precious metals in British Columbia. The shares of RMI are listed on the TSX Venture Exchange under the symbol "RMI". For additional information, please contact Bob Hemmerling at (250) 868-8177.

ON BEHALF OF THE BOARD,

Richard J. Bailes
President